

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 8, 2023

Patrick W.D. McCann
Executive Vice-President and Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

  **Re: Magna International Inc.
   Form 40-F for the Year Ended December 31, 2022
   Filed March 31, 2023
   Form 40-F/A for the Year Ended December 31, 2022
   Filed April 27, 2023
   File No. 001-11444**

Dear Patrick W.D. McCann:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 40-F/A for the Year Ended December 31, 2022

Exhibit 2
Note 1. Significant Accounting Policies
Revenue Recognition, page 5

1. We note your discussion of the products offered by each of your reporting segments on pages 31 through 38 of Exhibit 1.  Please tell us how you considered the guidance in ASC 606-10-50-5 when determining your disclosures related to the disaggregation of revenue in your financial statements.  In addition, tell us how you considered the guidance in ASC 280-10-50-40 in concluding on the need to present revenues from external customers for each product and service or each group of similar products and services.

<u>Exhibit 3</u>
<u>Management's Discussion and Analysis of Results of Operations and Financial Position</u>
<u>Results of Operations, page 5</u>

2.    In future filings, please discuss in greater detail the business reasons for the changes between periods in your sales and expense line items. In addition, enhance your disclosure to also discuss the business reasons for the changes between periods in the significant line items of each of your segments. In doing so, disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, your disclosure on page 5 indicates that sales increased primarily due to (i) the launch of new programs during or subsequent to 2021, (ii) higher global light vehicle production and (iii) customer price increases to recover certain higher production input costs, but it is unclear how significantly each of these factors impacted your sales. Please refer to Item 303(a)(3) of Regulation S-K for further information.

3.    You state that you continue to experience elevated inflation in all markets in which you operate, with higher commodity, energy, labour, freight and other production input pricing expected to persist throughout 2023 and 2024. In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

4.    Please further discuss in future filings whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

5.    We note that you have experienced labour and other operational inefficiencies at your facilities as a result of your production lines being stopped/started largely due to supply constraints. Please revise your disclosure in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.


 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing